August 3, 2007

Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:          Aspire Japan, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed June 22, 2007

Dear Ms. McGuirk:

We represent Aspire Japan, Inc. (“Aspire Japan” or the “Company”). We are in receipt of your letter dated July 27, 2007 regarding the above referenced filing and the following are our responses to same:

General

1.	Please note for the next amendment that the “marked” copy should be accurately marked throughout the document to show all of the changes made.

ANSWER: The “marked” copy has been accurately marked throughout to show all of the changes made.

2.	We have noted several references to “Dream Media”. Please revise as appropriate to refer to the company’s new name “Aspire Japan”.

ANSWER: The document has been revised to refer to the Company’s new name, “Aspire Japan.”

Prospectus Cover Page

3.
Please explain or revise the reference to “(or other specified market)”.  If you wish to retain this disclosure, please note that a quotation system for the over the counter trading market other than the Bulletin Board, e.g., the “Pink Sheets,” generally is not considered an adequate basis for determining prices in a resale offering.

ANSWER:  This reference has been removed from the cover page.

Prospectus Summary

About Our Company, page 1

4.
Here under the “Description of Business,” please briefly explain what operations were conducted by the company from February, 2005 until July, 2006.  We note in your first Risk Factor the reference to “limited operating history of marketing our services to the public over the Internet and through direct marketing.”

ANSWER: The reference in the risk factor to “limited operating history of marketing our services to the public over the Internet and through direct marketing” has been removed because the Company was not marketing services to the public over the Internet and through direct marketing from February 2005 until July 2006.

5.
As requested in our March 9, 2007 letter, comment #9 thereof to “Dream Media”, the company’s former name, please state whether or not the company has begun business operation in marketing and selling the apparel.

ANSWER:  This section has been revised to disclose that the company has not yet begun business operation in marketing and selling the apparel.

Risk Factors, page 2

6.
As previously requested in comment #15 from our March 9, 2007 letter, please add risk factors to address the officers’ and directors’ lack of direct experience in this business, and any potential conflicts of interest.  Please add appropriate risk factors addressing the many significant steps you have yet to take in implementing your business plan, including, for example, the lack of warehouse facilities in the U.S. and Japan, the lack of order processing/customer service capabilities, the lack of catalog printing and distribution agreements, etc.

ANSWER:  Risk factors have been added to address the officers’ and directors’ lack of direct experience in this business.  The company is not aware of any potential conflicts of interest.  A risk factor has been added detailing the many significant steps that the Company has yet to take in implementing their business plan.

Determination of Offering Price, page 6

7.
In the initial paragraph, it is stated that the offering price “was determined by the price shares were sold to our shareholders in our private placement…”  In the second paragraph, it is stated “[T]he offering price of the shares of our common stock has been determined by us and is based on our own assessment of our financial condition and prospectus, limited offering history, and the general condition of the securities market.”  Please revise to clarify if true, that the price referred to in the initial statement was based upon the factors mentioned in that second statement.  If otherwise, please revise to make the disclosure consistent.

ANSWER:  These statements have been revised to clarify that the offering price referenced in the first paragraph was determined by us and is based on our own assessment of our financial condition and prospects, limited offering history, and the general condition of the securities market, as indicated in the second paragraph.

Description of Business

8.
You describe your initial catalog as 240 pages in length.  You also indicate this catalog will include 200 pages of advertising, 200 pages of product listings and 40 pages of promotional and editorial material, for a total of 440 pages.  Please reconcile your disclosures as appropriate.

ANSWER:  We have reconciled our disclosures as appropriate. Our initial catalog will be 240 pages in length, comprised of 200 pages of product listings and 40 pages of advertising promotional and editorial material, for a total of 240 pages.

Provide Japanese Consumers with a Convenient…page 13

9.
Inasmuch as it is almost August now, it is not apparent how the company plans to print and deliver catalogs to 2 million consumers and also develop the web site and have it fully operational during the fourth quarter of 2007 considering the fact that the company has not yet entered into any definitive agreements to have any of the work done, nor has it entered into any contracts with American merchandise brands to sell or advertise their products.  Please fully explain.

ANSWER: This section has been revised to disclose that throughout the balance of 2007, we will continue to research the basic infrastructure of our catalog business with a focus on developing our catalog layout and design, production and circulation in Japan. We have recently completed developing our brand identity, catalog concept and copywriting design. We have begun researching merchants that supply well known American merchandise brands that may display their products in our catalog; to date we have not entered into any agreements at this time. We have recently completed our presentation brochures for marketing to potential suppliers. We are currently in discussion with several companies and hope to enter into agreements with one or more of these companies to print and to deliver our initial catalogs to 2 million targeted prospective Japanese female consumers during the first quarter of 2008.

Provide Customer Service….page 13

10.
Please update to disclose the status of the company’s contracting with a call center for its customer service.  If a contract has been executed, please file such as an agreement to the registration statement and revise your Exhibit Index accordingly.

ANSWER: This section has been revised to disclose that we intend to enter into a contractual agreement by the end of 2007, however to date, we have not completed an agreement with this firm.

11.	In the second-to-the-last paragraph in this section, please provide the basis for the statement, “[W]e anticipate the Company’s average order size will be approximately $83 per customer order…”

ANSWER: Based on our market research, we anticipate the Company’s average order size will be approximately $83 per customer order from our catalog or website and that most orders will be delivered to consumers within 7-to-10 days from receiving the order. We have no factual basis for our estimate that the Company’s average order size will be approximately $83 per customer order. The call center customer service representatives will be trained to encourage consumers to purchase additional products with each order to increase the Company’s average order size.  The document has been revised to reflect this.

Revenue Streams, page 15

12.
We note, “…upon our opening a U.S. based logistics center, American companies will only be shipping products domestically and thereby they will avoid potential international law issues such as tariffs.”  Please expand this discussion to fully explain how this will operate.

ANSWER: This section has been revised to provide a more complete discussion of how this will operate.  Additionally, upon our opening a U.S. based logistics center, American companies will only be shipping products domestically and thereby they will avoid potential customs and tariff issues. An important component of our business model is based on US suppliers shipping domestically within the US so that they do not have the cost and concern of managing the logistics and shipping of goods to Japan. We will manage all the logistics of shipping from the USA to Japan and will be responsible for all customs, tariffs and other issues that may arise from shipping consumer goods from the USA to Japan.

 Competition, page 15

13.	Briefly explain the reference to “new technologies” at the bottom of page 15.

ANSWER: This section has been revised to include an explanation of the reference to “new technologies.”  In addition, new internet based software programs including search engine optimization, RSS, database management, logistics and database management technologies and the expansion of existing technologies may increase the competitive pressures on online retailers, including the Company.

14.
We note the final sentence of this section.  “[W]e believe that we can be well positioned  within the Japanese consumer market with our plan of supplying American merchandise brands to Japanese consumer and that our exposure to both the Japanese and American cultures gives us a competitive advantage,”  Is this idea unique in that no one else in the industry is doing this now?  Please discuss.

ANSWER: This section has been revised to disclose that at the time of this filing, we are not aware of any specific company that has implemented a similar business model targeted to the Japanese Consumer market and believe our business model to be unique to the Japanese consumer market. Given that the distribution channels for our products are highly competitive. From time to time, competitors, typically other catalog retailers may attempt to replicate our business model many of which have greater financial and marketing resources than we currently have.

Management’s Discussion and Analysis

Plan of Operations, page 16

15.
The disclosure now provided assumes that you receive full funding to conduct your operations for the next 12 months.  If the amount of funding to be received is uncertain, please provide disclosure addressing how the nature and extent of your operations will be impacted if less than $12 million is received, including the timeframe for your operations.  In this regard, we note that you had $590,000 at April 30, 2007 and do not disclose any additional sources of funding.  The additional disclosure should be as detailed and prominent as the current disclosure assuming the receipt of full funding.

ANSWER:

16.
The disclosure in this section indicates that the $12 million needed for the next 12 months assumes some level of anticipated revenues.  Please quantify the amount needed in the next twelve months assuming no revenues are received.

ANSWER: This section has been revised to clarify that the $12 million needed for the next 12 months does not assume anticipated revenues.

17.	The plan of operation disclosure refers to “funds from ongoing operations”. As you do not have funds from operations, please explain.

ANSWER: This disclosure has been updated to clarify that we will rely on funds from ongoing operations if we have commenced operations at that time, and that those operations are producing revenue.

18.	The category “Development of Information systems and technology” shows $75,000 budgeted in the table; however, the discussion on page 17 states $100,000. Please revise as necessary.

ANSWER: This disclosure has been updated to reconcile these amounts.

19.	Please expand this section to provide a discussion of the Legal/Accounting and Genera/Administrative expenses budgeted, as noted in the table.

ANSWER: This disclosure has been updated to provide a discussion of the Legal/Accounting and General/Administrative expenses as budgeted, as noted in the table.

Marketing Materials, page 16

20.
We note that you are working with a company to create a brand identity and marketing materials for Aspire Japan. If you have entered into an agreement, please identify the company, outline all of the material provisions of the contract and file the executed agreement as an exhibit as required by Item 601 of the Regulation S-B.

ANSWER: The document has been revised to disclose that we have not entered into an agreement, but have paid the company as we are billed for services rendered.

Capitol Resources and Liquidity, page 18

21.	We do not understand the fifth paragraph, as the company is a reporting company. Please revise as appropriate.

ANSWER:  The fifth paragraph has been revised to clarify that we are a reporting company, and that we are, and will continue to be, subject to the reporting requirements of the Securities and Exchange Act of 1934.

Description of Property, page 19

22.
Please disclose whether or not the company has leased the office space in Tokyo under a leasing agreement and if so, please file the executed agreement.  Disclose the material provisions of the agreement.

ANSWER:  The Company has leased the office space in Tokyo under a leasing agreement.  The leasing agreement has been filed as an exhibit, and the document revised to disclose the material terms..

Certain Relationships….page 19

23.
We note that Scott Raleigh sold his 100,000 shares of company stock to Ken Osako for $36,000; however, on page II-2 the disclosure states that Mr. Raleigh sold his 100,000 shares to Mr. Osako for $100.  Please revise as appropriate to reconcile your disclosure.

ANSWER: Page II-2 has been revised to disclose that Mr. Raleigh sold his shares to Mr. Osako for $36,000.

Stock Option Grant, page 20

24.
Based upon the employment agreement entered into, it would appear that the restricted stock agreement with Mr. Nakajima should have entered into as well.  Please update the disclosure accordingly and also file the restricted stock agreement as required by Item 601 of Regulation S-B.

ANSWER:  This section has been revised to include the stock option plan with Mr. Nakajima.  The restricted stock agreement has been filed as an exhibit.

Executive Compensation, page 20

25.	In response to our previous comment #76 from our letter of March 9, 2007. Please add counsel’s response #76 from its June 22, 2007 letter.

ANSWER:  This section has been revised to disclose that there was no compensation provided to our directors in accordance with Item 402(f).

26.	The total compensation column for Mr. Nakajima does not appear complete. Please revise.

ANSWER:  The total compensation column for Mr. Nakajima has been completed.

Financial Statements

General

27.	Please provide a current accountant’s consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

ANSWER:  The document has been revised to provide a current accountant’s consent.  Additionally, we have noted the updating requirements of Item 301(g) of Regulation S-B.

Statement of Operations, pages F-3 and F-14

28.	Please remove your presentation of cumulative earnings per share. Earnings per share is not a cumulative measure.

ANSWER:  The presentation of cumulative earnings per share has been removed from the statement of operations.

Form 10-QSB for the Quarterly Period Ended April 30, 2007

Item 3. Controls and Procedures, page 13

29.	With respect to your disclosure in Form 10-QSB for the quarter ended April 30, 2007, we note that your disclosures do not comply with Item 307 and 308 of Regulation S-B in the following respects:

•
We note your statement that you “maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely.”  Given this your “reasonable assurance” qualification, the disclosure should be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.

•
We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.  For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.

•
Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the filing as indicated by your disclosure.

•
Please revise to provide the disclosures required by Item 308© of  Regulation S-B (i.e. whether there have been any changes in your internal  controls over financial reporting during your last fiscal quarter).

ANSWER:  We will file an amended Form 10qsb for the quarter ended April 30, 2007 on Monday, August 6, 2007 to comply with Item 307 and 308 of Regulation S-B.

30.	Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

ANSWER:  We confirm that in future filings we will revise our disclosures to address each of the matters noted above.

Part II

Item 26

31.
This section refers to an offering in April 2006 while the prospectus refers to an offering in April 2007.  Please reconcile.  If the unregistered offering occurred during 2007, please explain in this section why the public offering of securities under the Form SB-2 registration statement filed in February 2007 and withdrawn in May 2007 did not constitute general solicitation for the concurrent private offering.

ANSWER:  This section has been revised to correct the typographical error, and now properly discloses that the offering occurred in April 2007, rather than in April 2006.  Additionally, this offering did not constitute a public offering of securities as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, the size of the offering, the manner of the offering, and the number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Additionally, there was no general solicitation or advertising because each of these investors were either friends or family of Mr. Osako or friends of the family and friends of Mr. Osako, and therefore there was a prior existing relationship between Mr. Osako and these investors. Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/  Gregg E. Jaclin
GREGG E. JACLIN